SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL presents monthly operating report to the US court

GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), Brazil's main domestic airline, today presented monthly operating reports, containing certain financial information for the period from January 1, 2024, to January 31, 2024, to the United States Bankruptcy Court for the Southern District of New York (the "Court"), as required during its previously announced Chapter 11 process. The financial information contained in the monthly operating reports includes items such as cash position, assets, liabilities, revenue, and profit and loss for the previous month for each of GOL’s subsidiaries that are subject to the voluntary Chapter 11 process in the United States.

In connection with these submissions made to the Court, on March 22, 2024, GOL announced certain consolidated financial information for the GLAI Group. This financial information is preliminary and has not been audited or reviewed by GOL's auditor.

Financial Information (January 1st to January 31st, 2024)	US$ million	R$ million
Net Revenue	400	1,982
EBIT (EBIT Margin %)	109 (27%)	538 (27%)
EBITDA (EBITDA Margin %)	138 (34%)	682 (34%)
Period’s Net Profit/Loss[1]	-27	-135
Cash and Cash Equivalents[2]	434	2,151
Receivables	212	1,052
Net Debt[3]	4,081	20,211

1 – Excluding the positive result of R$4.5 billion related to the mark-to-market adjustment for ESSN2028 reflecting stock price in the period, and the negative result of R$ 0.5 billion related to exchange rate variation.

2 - Cash and cash equivalents.

3 – Loans and Financing, Leases and DIP financing, net of cash and cash equivalents.

As GOL works to complete its restructuring process, the Company will issue a press release in connection with each monthly operating report, except in months when the monthly filings coincide with the publication of GOL's quarterly reports.

The market should note that the financial information included in the monthly operating reports is presented in accordance with the methodology set forth by the Bankruptcy Code and other applicable regulations and should not be compared to prior public financial statements released by GOL that have been prepared in accordance with different methodologies. The information in the monthly operating report is limited to the month of January. GOL will announce its fourth quarter financial results on March 28, 2024, as previously scheduled and in line with its standard quarterly reporting timeline. The Company’s fourth quarter 2023 results will include financial information for the three-month period ended December 31, 2023, and as such will not directly reconcile with the financial metrics included in today’s filing.

Additional Information

Additional information regarding the Company’s court-supervised process is available at www.GolFirstForAll.com.

Court filings and other information related to the proceedings are available on a separate website administrated by the Company’s claims agent, Kroll Restructuring Administration LLC (“Kroll”), at https://cases.ra.kroll.com/GOL, or by calling Kroll at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International).

Material Fact

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as legal counsel, Seabury Securities LLC as financial advisor and investment banker, and AlixPartners, LLP as financial advisor.

U.S. Media Contact

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish / Jed Repko

lparrish@joelefrank.com / jrepko@joelefrank.com

+1 212 355 4449

South America Media Contact

In Press Porter Novelli

gol@inpresspni.com.br

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer